John K. Baker
W. Christopher Barrier
Sherry P. Bartley
Steve Bauman
R. T. Beard, III
C. Douglas Buford, Jr.
Burnie Burner1
Frederick K. Campbell2
Michelle H. Cauley
Charles B. Cliett, Jr.3
Ken Cook
Elisabeth S. DeLargy4
Doak Foster2
Byron Freeland
Allan Gates2
Kathlyn Graves
Harold W. Hamlin
Jeffrey W. Hatfield
L. Kyle Heffley
Donald H. Henry

M. Samuel Jones III
John Alan Lewis
Walter E. May
Lance R. Miller
Stuart P. Miller
T. Ark Monroe, III2
Marshall S. Ney
Anne S. Parker
Larry Parks1
Lyn P. Pruitt
Christopher T. Rogers
Jeffrey L. Singleton
Derrick W. Smith2
Stan D. Smith
Marcella J. Taylor
Jeffrey Thomas2
Nicholas Thompson2
William H.L. Woodyard, III, P.A.
Walter G. Wright, Jr.
Leigh Anne Yeargan

425 West Capitol Avenue, Suite 1800 Little Rock, Arkansas 72201-3525 Telephone 501-688-8800 Fax 501-688-8807
Trav Baxter
Cory D. Childs
Courtney C. Crouch, III
9Annie Dai
Megan Gammill
5Jenny T. Garrett
Alex T. Gray
John K. Harriman
6Delena c. Hurst
Ben D. Jackson
Margaret A. Johnston
Tony Juneau
Regan Gruber Moffitt
Cristina S. Monterrey
Mary Rutherford
Jeffrey L. Spillyards
Zachary T. Steadman
Mary Catherine Wood

Counsel
Robert C. Balfe
7Heather M. Bell
8Catherine M. Corless
Jeffrey H. Dixon
9Jill Grimsley Drewyor
10Anton L. Janik, Jr.
11Bruce McCandless III
Todd L. Newton
Jennifer R. Pierce
12Julie M. Pomerantz
1Kathy Y. Reyes
13Barry G. Skolnick

Of Counsel
Joseph W. Gelzine
14Hermann Ivester
2H. Maurice Mitchell
John S. Selig
Jean D. Stockburger
Richard A. Williams

Writer’s Direct Dial 501-688-8822 September 30, 2009
1 Only Admitted in Texas
2 Admitted in District of Columbia and Arkansas
3 Admitted in Arizona, Texas and Arkansas
4 Only Admitted in Tennessee and Texas
5 Admitted in Louisiana and Arkansas
6 Admitted in Texas, Colorado and Arkansas
7 Admitted in California and Arkansas
8 Admitted in Tennessee and Arkansas
9 Admitted in Oklahoma and Arkansas
10 Admitted in Colorado and Arkansas
11 Only Admitted in New York,
Washington, D.C. and Texas
12 Only Admitted in Georgia and Texas
13 Only Admitted in New York
14 Admitted in the U.S. Patent
and Trademark Office and Arkansas
All Others Admitted Only in Arkansas

Mr. Mark C. Shannon
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 4628
Washington, D.C.  20549-4628

Re:	International Star, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 000-28861

Dear Mr. Shannon:

The following is the response of International Star, Inc. (the “Company”) to the staff’s comments contained in your letter to Ms. Jacqulyn B. Wine dated September 17, 2009.  For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the heading contained in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 21

(b) Internal Control over Financial Reporting, page 21

1.
You indicate that “Based on our evaluation under the criteria in Internal Control — Integrated Framework, we concluded that there are material weaknesses in our internal control over financial reporting as of December 31, 2008, with respect to the lack of segregation of duties pertaining to our financial record keeping responsibilities and our lack of an audit committee, both of which are due to the small size of our Company.”  However, we note you do not specifically state whether your internal control over financial reporting is effective or ineffective as of December 31, 2008.  Please revise to include a definitive conclusion on the effectiveness of your internal control over financial reporting as required by temporary Item 308T(a)(3) of Regulation S-K.

Response:                      Concurrently with this response letter, the Company has filed an Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K/A”), which includes a statement on page 21 that management has concluded that its internal control over financial reporting is not effective as of December 31, 2008.  We have enclosed marked copies of the Form 10-K/A with this response letter for your reference.

Mr. Mark C. Shannon
U.S. Securities and Exchange Commission
September 30, 2009

2.
With regard to inclusion of your management’s report on internal control over financial reporting in your quarterly reports, please note that an assessment of internal controls over financial reporting and disclosure of the related conclusion is required under temporary Item 308(T) of Regulation S-K for annual periods only.

Response:                      Your comment is duly noted.  For its future filings, unless otherwise required, the Company will include management’s report on internal control over financial reporting in its annual reports on Form 10-K only and not in its quarterly reports on Form 10-Q.

Report of Independent Registered Accounting Firm, page F-1

3.
We note the report of your auditor does not make reference to your consolidated balance sheet as of December 31, 2007.  Please amend your filing to include a report that identifies all financial statements covered by the report, as required by Rule 2-02(a) of Regulation S-X.

Response:                      We have made the requested change on page F-1 of the Form 10-K/A to correct the inadvertent omission from the auditor’s report of reference to the Company’s consolidated balance sheet as of December 31, 2007.

Acknowledgments

On behalf of the Company, we are authorized to acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

MITCHELL, WILLIAMS, SELIG,
GATES & WOODYARD, P.L.L.C.

/s/ Courtney C. Crouch, III

By
Courtney C. Crouch, III

CCC:dw
Enclosures

cc:           Ms. Jacqulyn B. Wine
Ms. Jennifer O’Brien (w/ enclosures)